Exhibit 99.1

GRUPO TMM COMPANY CONTACT: Jacinto Marina, Chief Financial Officer 011-525-55-629-8790 (jacinto.marina@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 (brad.skinner@tmm.com.mx)

Marco Provencio Press Relations, Proa/Structura 011-525-55-629-8758; 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM PROVIDES ADDITIONAL INFORMATION ABOUT THE
FISCAL COURT'S JUDGMENT REGARDING TFM'S VAT CLAIM

(Mexico City, August 26, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM") announced that TFM was formally notified by the Mexican Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") of its resolution regarding TFM's Value Added Tax (VAT) Lawsuit initiated by TFM in 1997 (valued at $2,111 million pesos as of December 1996). The resolution is the result of the unanimous vote of the nine magistrates present at the public session, and was issued in compliance with the June 11, 2003, ruling (amparo) of the Court of the First Circuit (the "Federal Court"). With this new resolution, the Fiscal Court has resolved to vacate its previous resolution of December 6, 2002, considering the "ficta denial" (negativa ficta) claimed by TFM, and has also resolved that TFM proved its claim. The Fiscal Court has ordered the issuance of the VAT Certificate to TFM under the terms established by article 22 of the Mexican Fiscal Code in effect in 1997.

TFM is unable to predict when such certificate will be issued. Moreover, although TFM does not believe that a third party claim or legal action could be brought against TFM as a consequence of the new resolution of the Fiscal Court, TFM believes it would have sufficient legal defenses.

Grupo TMM and TFM appreciate and value the Fiscal Court's resolution as it strengthens the rule of law in Mexico.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.